Form C

Cover Page

Name of issuer:

MadeInUSA.com LLC

Legal status of issuer:

Form: LLC

Jurisdiction of incorporation/organization: DE

Date of organization: July 30, 2020

Co-Issuer:
Name: MadeInUSA.com Fund One, Inc
Form: Corporation
Jurisdiction: DE
Date: February 14, 2022

Physical address of issuer:

Headquarters

712 S 14th St
Leesburg, FL 34748
United States

Website of issuer:

https://www.madeinusa.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 5 % in cash and 2.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Common Stock

If Other, describe the security offered:

No answer provided

Target number of securities to be offered:

250,000

Price:

$0.10

Target offering amount:

$25,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$1,000,000

Deadline to reach the target offering amount:

August 19, 2022 at 10:59 PM CDT

Current number of employees:

6

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$124	$0
Cash & Cash Equivalents	$124	$0
Accounts Receivable	$0	$0

	Most recent fiscal year	Prior fiscal year
Short-term Debt	$209,534	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$(209,431)	$0
Taxes Paid	$0	$0
Net Income	$(209,431)	$0

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

MadeInUSA.com LLC

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

 Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status

| Don Buckner | Self Employed | July 30, 2020 | Full Time |

Previous positions

Position	Responsibilities	Start date	End date
CEO/Founder	Oversee all operations of the company	June 30, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Don Buckner Sr	Business development, Start ups	All	MadeInUSA.com LLC	July 30, 2020	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
James B. Winnings	CTO/COO	July 1, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
COO/CTO	Oversees the Marketplace developement and many other aspects of the company	July 30, 2021	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
AMAC	COO	HR, Marketing, Web development, Asset creation	Membership based organization	January 24, 2014	July 24, 2017

Officer Name	Title	Date Joined	Status
Don Buckner	Founder/CEO	July 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO/Founder	Oversee all operations of the company	June 30, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Don Buckner, Sr	Business development, Start ups	All	MadeInUSA.com LLC	July 30, 2020	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Don Buckner	10,000,000 shares of Common	100%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Enterprise-level Proprietary E-commerce Market Place platform offering only American-made items globally to consumers, businesses and governments. The manufacturers will ship directly to the consumer. MadeInUSA.com will list, sell, take payment, arrange to ship, and handle customer service for thousands of US-Made items helping to keep dollars and jobs in the USA.

Revenue will be generated by retaining a portion of the sale price either a variable margin or a set percentage and a monthly access fee from each vendor.

MadeInUSA.com Fund One is a Delaware C-corp (utilizing reg CF), that will purchase a 3-year convertible note with thems of 5% per annum and a 20% discount at redemption. The note will be invested in MadeInUSA.com LLC, The LLC will convert to a Delaware C-corp prior to note conversion.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating History

1. The Company is an early-stage company incorporated on July 30th, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs, and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared them as to capital, personnel, equipment, and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

2. Although a team of experienced entrepreneurs leads the company, none of them have ever been involved in bringing a retail food product to market. There is also limited proof of the business model—there is no certainty of the number or persistence of consumers interested in buying a resveratrol-infused coffee.

3. We were incorporated in the State of Delaware in July 2020. MadeInUSA.com is a new business with no operating history. Since our formation, we have not generated any revenues. Accordingly, we have no history upon which an evaluation of can is made. Our lack of operating history makes it difficult for potential investors to evaluate our business model, and our plans to enable consumers to purchase American-made products.

Highly Competitive Market

1. We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors in our Market Place include major companies, including Walmart, and Amazon. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing apps and websites. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

2. The consumer products industry is highly competitive. We face competition from distributors of products as well as specialty distributors and retailers. Consumers have many choices in the club or membership retailer industry, including Costco, Walmart Sam's Club, and BJ's. These competitors have been in business longer, have substantially greater financial and other resources, and maybe better established in their markets.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition, or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations, and financial condition.

Raising Future Funds

1. The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing,

engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make a successful offering(s) in the future, the terms of that offering might result in your investment in the company being worthless because of the terms of future investment rounds.

2. The Company will continue its research and development activities for its initial product and begin its production operations which require capital. There is no certainty that the initial financing will be sufficient to establish that the initial product line is viable, in which case additional development financing will be required. After the successful development of the initial product, the Company expects that it will need at least $10 million in additional capital to grow and expand the business successfully, with additional inventory and distribution reach. If the Company is successful, the Company will certainly have to obtain further additional capital beyond the foregoing to expand the Platform, Marketing, and establish customer service. As such, it is possible that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, the cost of manufacturing and production, market requirements, advertising costs, and fluctuations in raw material prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, it may become subject to restrictive covenants. To the extent that the Company raises additional funds through collaboration and product licensing arrangements, the Company may be required to relinquish some rights to the Company's proprietary information or product trade secrets and protected intellectual property, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development programs or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

3. We have minimal operating capital and, even if we raise $1,000,000 in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

On this offering, there can be no assurance that potential investors who expressed interest in investing during our Test The Waters Campaigns will invest in this present offering.

Founding/Managing Team

1. As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Founder/ CEO Don Buckner Sr works on other side projects apart from MadeInUSA.com. COO/Co-Founder Brad Winnings has outside real estate projects. Each of these obligations may result in diminished time being committed and potentially impact company performance.
2. The Company's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances thus slowing the company's progress and potential downturn.
3. The Company's future success depends on the continued services and performances of key management, consultants, and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third-party contractual relationships. If the Company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Reliance on Third Party Platforms

1. We will rely upon private label manufacturers to produce and further develop our Product line and third-party fulfillment centers to process and ship customer orders generated by our website and other portals. Our ability to grow our business and customer base will depend upon smoothly functioning relationships with our manufacturing and fulfillment partners and our ability to integrate their roles with our online marketing and customer service operations. If we are unable to smoothly integrate these third party operations into our business, or if we are unable to establish and maintain strong relationships with these key outside parties, our ability to successfully deliver quality products to our customers in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

2. The Company's business model is dependent on third-party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired. The Company's technology infrastructure is dependent on third-party software services including but not limited to: Various hosting services, Android SDK, iOS SDK, WordPress, GitHub, Netsuite, Enveyo. The Company's internal communication depends on third party tools including Slack,

Constant Contact, Google Apps. The Company is dependent on third-party social media platforms to increase exposure and brand awareness including Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become unsustainable.

1. We rely on third-party manufacturers for the production and distribution of our products. If we are unable to maintain our relationship with various Manufacturers, our business could be significantly harmed. Furthermore, if any manufacturer were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our products could also be significantly harmed. For example, in 2013, a manufacturer experienced a fire, which limited its production and operations for several months while the damage was being repaired. We may not be able to find a suitable manufacturer in time or at all if any problems were to arise with any manufacturer.

2. The Company relies on various Web Services for hosting and other third-party technology vendors such as but not limited to Osprey, Google, various credit cards, and Paypal for payments and financial services. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages

as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges for our users and service offerings. Our long-term vision is to extract all third-party hosting requirements in order to become independently sustainable.

Intellectual Property

1. We rely on various intellectual property rights in order to operate our business.
2. Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

3. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

- To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent the misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

- The Company could be negatively impacted if found to have infringed on intellectual property rights.

  - Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations, and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive, or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures, or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

- The Company holds no intellectual property on the content or features of software making it easier for a competitor to enter the market and capture market share.

THE COMPANY MAY NOT BE ABLE TO SECURE AND ENFORCE ITS INTELLECTUAL PROPERTY RIGHTS.
The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce trademark and other intellectual property rights. However, there is no guarantee that any trademark or other applications we have filed, or may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

THE COMPANY COULD BE HELD TO VIOLATE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

1. Intellectual property – although the company's recipes are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to the recipes, reverse engineer the ingredients or production methods, or bribe individuals in the supply chain to provide information, trade secrets, or intellectual property to the detriment of the company.

2. The Company's business plan entails using innovative packaging and e-commerce technology to make an already existing product available to consumers in a more convenient and affordable manner. The Company does not own the intellectual property related to the underlying product, nor does it have exclusive rights to resell that product. Should a competitor decide to resell the same product and replicate the Company's packaging and/or e-commerce strategy, the Company may find it difficult to compete given its early-stage and limited capital.

Natural Disasters

1. Another unforeseeable failure is the real risk of natural disasters by earthquakes, tornados, fires, hurricanes, floods lightning could make operations impossible.

2. We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:

   - exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade of certain components from foreign countries in which our products are manufactured;

Security/Privacy Breaches and Threats

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors, and business partners, and personally identifiable information of our customers and employees, in our data centers and on our

networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure, or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

1. Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences. Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cybercrimes are becoming increasingly common and aggressive which brings a parallel increase in risk.

2. Increased IT security threats and more sophisticated cybercrime pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers, or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public

notifications of such incidents could exacerbate the harm to our business operations or financial condition.

3. The company currently has a very small staff. The CTO, Brad Winnings is the only individual that could harm the company as he heads up the technology stack and production.

4. To mitigate the risk we have divided up the project into 3 separate projects and delegated those to several different developers so as to not have a concentration of tribal knowledge with a specific team or individual.

5. Competitive threats, others may exist that were not found during the search. Investors are highly advised to perform their own search to identify others that may exist.

Made In USA - Mast General Store

https://www.mastgeneralstore.com

MadeinUSAForever Dedicated to Made in USA, American

https://madeinusaforever.com

Made In America Store

https://madeinamericastore.com

Still Made in USA.com - American-made Products for Home

https://www.stillmadeinusa.com

Buy American Made Products in our Made in USA Shopping

https://www.usalovelist.com › shop

Buy 100% Made in USA Products Here!

https://www.strictlyusa.com

Made in America Store @ Amazon.com

https://www.amazon.com ›

USA Made Products

https://usamade1.com/

Made In USA Shop Home Page

https://www.madeinusashop.com

Promoting Made in USA and American Made Since 1998

https://www.buydirectusa.com

Keep It In USA (the founders are new with no e-commerce experience)

http://www.keepitinusa.com

Government Regulation/Oversight

1. We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local, and federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare, and other human resource issues. The nature and scope of future legislation, regulations, and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time-consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

2. If certain products become subject to new government regulation, our ability to profitably manufacture and the market may be severely impaired. Even as their popularity has grown, energy drinks have come under scrutiny for possibly serious health effects, including heart rhythm problems, increased blood pressure, and—in rare cases—cardiac arrest. We, therefore, face a risk that new regulations addressing the permissible caffeine content or other ingredients of our energy shots may be proposed or promulgated by the FDA or other entities. We may be unable to comply with any such new regulations on a cost-effective basis, or we may be unable to produce a desirable consumer product within the limitations imposed by any such new regulation.

3. The conduct of the Company's businesses, including the production, distribution, sale, advertising, marketing, labeling, safety, transportation, and use of our products, are subject to various laws and regulations administered by federal, state, and local governmental agencies in the United States, as well as potentially in the future, to laws and regulations administered by government entities and agencies outside the United States in markets in which we contemplate our products may be made, manufactured or sold, including in emerging and developing markets where legal and regulatory systems may be less developed. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic, or social events. Such changes may include changes in drug and health laws; laws related to product labeling, advertising, and marketing practices; laws regarding the import of materials used in our products; laws regarding the export of our products; laws, and programs aimed at reducing materials present in our product; increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on health of materials in, or attributes of, certain of our product; state consumer protection laws; taxation requirements, including taxes that would increase the cost of our products to consumers; competition laws; privacy laws; laws regulating the price we may charge for our products; laws regulating access to and use of water or utilities; and environmental laws, including laws relating to the regulation of water rights and treatment. New laws, regulations, or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact the Company's results or increase our costs or liabilities to the point that the Company is no longer viable.

4. Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local, and federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare, and other human resource issues.

The nature and scope of future legislation, regulations, and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time-consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

5. We are subject to governmental regulations affecting our business. Production and distribution is a business that is highly regulated at the federal, state, and local levels. Our operations may be subject to more restrictive regulations and taxation For example, the distribution and sale of certain products require various federal, state, and local licenses, permits, and approvals. If one or more regulatory authorities determine that we have not complied with applicable licensing or permitting regulations or have not maintained approvals necessary for us to conduct our business within their jurisdiction, our business and results of operations could be materially adversely affected. Similarly, the loss or revocation of any existing licenses, permits, or approvals, or the failure to timely obtain any additional licenses, permits, or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

Operating Costs

1. We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the US. Changes in employment laws or regulations could harm our performance.

2. We intend to add new services to our website, such as offering video or listing local photographers who will accept in-person photo assignments. These or other new services could result in new costs of doing business. There could be new expenses associated with tackling new and different competition, meeting new infrastructure requirements, and solving new legal and regulatory challenges. We can't guarantee revenues earned from providing new services will cover potential expenses.

Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could affect our business success. We do not have experience operating abroad and working with different languages, cultures, government regulations, and legal systems. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our intellectual property rights beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

1. Any defects in the products we manufacture, whether caused by a design, manufacturing, or component failure or error, may result in returns, claims, delayed shipments to customers, or reduced or canceled customer orders. If these defects occur, we will incur additional costs, and if in large quantity or too frequent, we may sustain a loss of business, loss of reputation, and may incur liability.

2. An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, and other packaging materials used by the Company and its suppliers. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight, and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales, and operating profit, and this could have an adverse effect on your investment.

Scalability

1. To increase revenues we must expand our photographer and photo-user pools. To accomplish this, we must increase our visibility in the marketplace. Potential customers and image creators must be aware that we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into contributing photographers or paying customers. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand our photo library to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative

impact on user experience with our website and adversely affect our results of operations and future growth.

2. As we grow our customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed, and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures, or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

3. Inability to Scale, The Company's future growth projections depend on increasing the size of our database to millions. Although we have multiple channels to acquire this content, there is a risk that these channels become exhausted or the cost to acquire as we scale increases.

Accuracy of Business Projections

1. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Market Place platform. The company may generate but retain some or all of the earnings for the growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

2. The Company has made certain assumptions about the marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences, and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors. changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

3. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management

believes that the projections reflect the possible outcome of our operation and performance, the results depicted in the projections cannot be guaranteed.

4. In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. We are a start-up company with historical revenues to date. It is important to note, that while repayment dates are structured as quarterly, the repayment amount is not necessarily a fixed amortization schedule.

5. Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various products. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition.

Return to Investors

1. We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

2. The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. The Securities provide for no repayment of principal or interest amounts until the Maturity Date (as defined in the Purchase Agreement). Investors who anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high production costs. Additionally, the Company is committed to donating up to 10% of its net profit to non-profits. These decisions will likely reduce the amount of revenue available to the Company to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

1. The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.
2. The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Economic/Demand Volatility

1. The United States and international economies can experience periods of slowing economic growth. A sustained economy is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war, in general, could contribute to a slowdown of the demand for energy systems in residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for such products. If the economic recovery is delayed as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.
2. The Company, like many comparable, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt

position is all of major importance. Various risks are associated with interest rates and financing—these risks must be managed well to ensure profitability. Understand that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

3. We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The consumer products market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting production. Although purchasing food is a necessity, a decrease in consumer spending in the space could cause our sales to decrease, which could have a material adverse effect on our financial condition and results of operations.

4. We are a consumer products company that operates in the highly competitive consumer products industry. Our success depends on our ability to anticipate and respond to shifts in consumer trends, including increased demand for products that meet the needs of consumers who are increasingly concerned with health and wellness, our product quality, our ability to develop products that are responsive to consumer preferences and our ability to respond to product and pricing pressures. Consumer preferences may shift due to a variety of factors, including the aging of the general population, and consumer concerns regarding the effects of certain materials. There is no guarantee that the Company's products will successfully anticipate future consumer preferences or be able to adapt to changing consumer preferences.

Litigation Against Company

1. Due to the volume and sensitivity of the personal information and data we manage and the nature of our products, the security features of our platform and information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their data were to experience a breach of systems compromising our users' sensitive data, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the

information compromised, in the event of a data breach or other unauthorized access to our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data.

2. We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

3. We are not currently involved in litigation. However, we may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations.

4. Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

Vendors in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems, or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government-funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing, and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Rapid Innovation/Technology Adoption

1. Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through the use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

2. We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology.

   - Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in a loss of market share if competitors are able to provide solutions to meet customer needs before we do, giving rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We may need to rapidly and successfully develop and introduce new features to our products in a competitive, demanding, and rapidly changing environment.

- To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information, and marketing, and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

- To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Contractors/Employees

1. The founders will transition from grassroots marketing to managing, operating and leading a business. The strategy to mitigate this risk is to engage an appropriate group of successful and experienced advisors to assist the founders during the launch. This will require experienced successful business executives, legal experts and marketing/branding specialists. We could experience difficulty in retaining management staff. The costs of hiring and training new employees may also prove a burden to the Company. Though all staff will be required to sign nondisclosure and noncompete agreements, terminated employees could still steal trade secrets and the resulting legal fees could be substantial.

2. If any of our managers were to join or start a new, competing business, we could lose customers and photographers. There could be costs involved in recruiting and retaining replacement personnel. We do not hold "key person" life insurance. We may not be able

to attract additional employees we might need in the future in order to effectively manage and grow our company, which would affect our success.

3. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance its growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it was unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Pre-existing Debt/Obligations

Don Buckner/Founder owns 100% of the issued securities and will be able to control the company without the input from investors in this offering, and the company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

To date the Founder has bootstrapped the company and as of December 2021, the company owes him $187,000, He continues to provide funding so this amount will increase over time. The debt is due on demand and will be satisfied once Fund One has raised sufficient funds to sufficiently maintain and grow the company.

Company Brand

1. Our media team will be made up of independent contracted photographers, videographers, and writers. Even though they are not employees, they still represent our brand. One of them acting ill responsibly, unprofessionally, or illegally has the potential for significant mindshare loss, client loss, or media team member losses.

2. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their data were to experience a breach of systems compromising our users' sensitive data, our brand and reputation could be adversely affected. We will sell our products through vendors and distributors and depend on these third parties to sell and market our products to consumers. Any changes to our current mix of vendors

and distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. Our sales depend, in part, on vendors adequately displaying our products, including providing attractive space and point of purchase, or POP, displays in their stores, and training their sales personnel to sell our products.

We have registered the name MadeInUSA.com as a copyright in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business. The Founder, Don Buckner owns the www.madeinusa.com Internet domain name and various other related domain names that are leased to the company. However, domain regulatory bodies could change their policies and rules in ways that will have an impact on the effectiveness of our brand-identifying domain name in the United States or in other countries where we conduct business now or in the future and that could affect the success of our business.

- The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the madeinusa name or change our products, services, or concepts.

Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets.

- The success of our brands depends upon the positive image that consumers have of them. Counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales. Contamination, whether arising accidentally or through deliberate third-party action or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the processes could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn, could impair our brand equity and adversely affect our sales and operations.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects could negatively affect our corporate reputation, stock price, ability to attract high-quality talent, and/or the performance of our business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid our brands and/or choose brands offered by our competitors, which could negatively affect our financial results.

Company Discretion to Spend Investments

1. The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have the ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such a portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgment with respect to the application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in a manner that the investors do not agree with and investors may have no recourse. Use of proceeds that do not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or a portion of his or her investment.

2. We have broad discretion in the use of the proceeds from this offering, and we may fail to use these proceeds effectively. The net proceeds from this offering will be used for payment of various outstanding payment obligations and other operating expenses of the Company, and thereafter for working capital and for other general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our

results of operations or enhance the value of your investment. The failure of our management. to apply these funds effectively could result in financial losses.

3. The Company's management could be subject to the supervisory powers of the Board of Directors, has absolute discretion to spend the proceeds of this offering for any general corporate purpose, including but not limited to providing a salary to corporate officers and the repayment of certain authorized shareholder loans to the Company. The Company's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, if at all.

Conflicts of Interest

1. The Company will be subject to various potential conflicts of interest. Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. As provided in the Company's Stockholder's Agreement, the Officers will be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in the Company's Stockholder's Agreement that authorize the Officers to engage in investment, the management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Company's Stockholder's Agreement contains certain protections for Stockholders against conflicts of interest faced by the Officers but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

2. Conflicts of interest may result due to affiliates of management providing services to the Company. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

Transfer of Shares

1. Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement.

2. Liquid Investment. The Stock is subject to significant restrictions on transfer. Prospective investors in the Company will be required to represent that they have acquired their Stock for investment purposes only and not with a view to or for sale in connection with any distribution of such Stock. The Stock has not been registered under the Securities Act and, therefore, is subject to restrictions on transfer under the Securities Act. In addition, the Stock will be subject to these restrictions including restrictions on transfer, rights of first refusal and other provisions set forth in the Company's Stockholder's Agreement.

3. There is currently no, and there may never be any, secondary market trading in the Preferred Stock and investors' ability to sell their shares is further limited by transfer restrictions under applicable securities laws and the terms of the agreement for the Preferred Stock. The primary exit event contemplated by this investment is a right for investors to cause the Company to redeem their shares after 5 years. However, there is no guarantee that the Company will still be operating in 5 years or, even if it is still operating, that it will be legally permitted to redeem investor's shares at that time (especially if multiple investors request redemption at or around the same time), or at any time thereafter, and the Company will not be required to redeem any shares to the extent that it is not legally permitted to do so. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any future year.

4. There is no public trading market for securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered

under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Share Type

- Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

  - Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors," Purchasers will have no say in whether their securities are converted in any Equity Financing. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

- Purchasers will not have voting rights, even upon conversion of the Securities

  - Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted. Upon such conversion, CF Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Security holders will be required to vote the same way as a majority of the Series B Preferred

Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

- Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

  - Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

- In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

  - In a dissolution or bankruptcy of the Company, Purchasers of Securities that have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

- Purchasers will be unable to declare the Security in "default" and demand repayment. The Company may never elect to convert the Securities or undergo a liquidity event.

  - Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

Except as required by law, the Preferred Stock has no voting rights and all shareholder voting rights belong to holders of Common Stock. In addition, pursuant to the subscription agreement for the Preferred Stock, holders of Preferred Stock are required to vote their shares in favor of certain sales of the Company transactions and certain amendments to the Company's articles of incorporation, to the extent that such actions are approved by the board of directors and holders of Common Stock. Don Buckner Sr and trust for the benefit of his children own 100% of the outstanding shares of Common Stock and consequently are able to elect all of the directors and generally control all aspects of the company's vision and strategy. Investors must rely on the Common Stockholders to elect qualified directors and otherwise make strategic decisions that will enable the Company to succeed.

THERE IS NO MARKET AND NO GUARANTEE THAT INVESTORS WILL REALIZE ANY RETURN ON THEIR INVESTMENT

Instructions

Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of this offering is to acquire seed funding that will help cover the expenses during the start-up phase to develop an Enterprise-level Proprietary E-commerce Market Place platform offering only American-made items globally to consumers, businesses, and governments.

10. How does the issuer intend to use the proceeds of this offering?:

Proceeds are projected to be spent as follows prior to launch, provided the full funding amount is raised.

General & Administrative	**5%**
Payroll	15%
Third-Party Contractors	5%
Legal	3%
Capital Raise Costs	5%
Technology Development Costs	30%
Office Expenses	3%
Travel and Entertainment	3%
Insurance	3%
Computing and Communication Expenses	3%
Third-Party Providers	4%
Search Engine Optimization	3%
Miscellaneous	8%
Marketing	10%
TOTAL	100%

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Fundify will complete the transaction and the Issuer will work with a registered transfer agent, to be determined, to complete the delivery of securities.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

MadeInUSA.com Fund One is an SPV that was formed as an acquirer of a convertible note offering by MadeInUSA.com LLC.

- Investors are purchasing common stock valued at $ .10 per share in MadeInUSA.com Fund One Inc.

- Investors in MadeInUSA.com Fund One Inc will not have voting rights.
- MadeInUSA.com Fund One Inc will purchase a 3-year convertible note once the funding raise is completed or July 31, 2022, whichever comes first.
- 5% simple interest annual return applied at the conversion of note.
- A 20% discount at end of the term based on valuation at the time.
- A total of a 35% discount on the equity of MadeInUSA.com LLC, includes discount and interest.
- An IPO is planned for 60-72 months after funding is completed and operations have started.
- The Founder/CEO/President of MadeInUSA.com Fund One Inc is Don Buckner Sr.
- Don Buckner Sr. currently holds 100% of the Common Stock
- Don Buckner Sr will retain 100% of the voting rights.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

Yes

16. How may the terms of the securities being offered be modified?:

As 100% shareholder, CEO and Chairman, Don Buckner Sr may determine at any time that additional funds may be raised for the purposes of satisfying the financial needs of the company, additionally the current offering of "Fund One" may be modified as needed to fulfill the needs of the company.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

There is also a Reg-D offering in the amount of $9,000,000 being offered to Accredited investors wanting to invest more than the Fundify limit of $50,000
Each individual investor will receive a 3-year convertible note with the same terms as MadeInUSA.com Fund One Inc will receive.
This offering is offered through the Investment banker CEA Group.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

There could be an imputed valuation at the end of the term that may not seem reasonable to some parties, based on the next offering. However, the valuation has been capped so that in the event the valuation exceeds the limit then an acquirer of the note receives an even larger portion of equity or a discount on said equity.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

Reg-CF Investors will acquire shares in MadeInUSA.com Fund One (the SPV) it is receiving the same terms as the accredited investors in regards to the convertible note.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

The Principle shareholder, the managing partner has the right to repay the convertible note with a 50% penalty at the end of the term.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

No valuation is offered at this time.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

All investors could possibly lose all their investment.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

All investors could possibly lose all their investment.

24. Describe the material terms of any indebtedness of the issuer:

The Founder, Don Buckner loaned the company personally as part of the bootstrapping phase, covering overhead and development expenses in the amount of $198,784, no interest, maturity date TBD.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

none

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

Yes

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the

> interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

MadeInUSA.com LLC is a start-up that is and has been bootstrapped by its founder since its inception in July of 2020
He has provided 100% of the funds needed for overhead and development. as of April 1, 2022, there is no income, positive cash flow is not projected until month 13 after the platform launch. There was no business activity in 2020. The company didn't start its current plan until Sept 2021. As of the end of 2021, the company has lost/spent $209,431.
Should funding goals be reached before the end of August 2022 the website should launch to the public sometime in the 4th quarter of this year.

There are two major determinants of the company's liquidity position. The first is its inability to convert assets to cash as it has none to pay its current liabilities. The second is its limited debt capacity. With limited Debt capacity, the company has limited ability to service its current debt load as well as its ability to raise cash through new debt. The company's sole provider of funds is its founder. The funds raised will be used to offset the founder's investment and continue to develop the platform and start business development.

Milestones
(All dates and times are approximate based on best understanding as of this date)

Bootstrap phase month 0-6
Funded by Founder

Perform due diligence and identify all the various platforms to determine the outline and overall plan.

Start Platform development.

Hire 2 Full Stack developers.

Determine which microservices to engage as development and operational partners.

Start developing policies.

Continually Run Beta tests as the project develops.

Identify all required personal positions and the scope of those positions for all phases.

Identify and have initial agreements for employment for the needed key positions and contractors.

Seed round- Development phase month 6-10

Funds raised from Fund One will be used for the following:

Engage with 5 more Third-party Full-Stack developers

Hire only relevant C-Suite individuals

Develop the complete and detailed business framework to include all required components.

Install all relevant policies

Identify and create all sales training and materials for inside and outside manufacturer representatives.

Hire 5 regional sales directors

Determine compensation and benefits for all levels of team members.

Assemble a Board of Seasoned Trusted Investors.

Engage with a third-party customer service provider.

Develop a simple clean interface for Manufacturers and reps to add products
Obtain as needed identified team members

Install remaining aspects of the business plan.

Identify Manufacturer representatives nationwide, train and engage

Establish sales territories determined by individuals' home radius

Solicit manufacturers to list products

Complete the Market Place Platform

Launch Phase Month 10

Slowly market the website to make sure the platform can scale at a pace that is manageable.

Launch with close to 300,000 Self-Certified American-made products.

Possible second raise may be necessary.

Profitability Phase Month 23+/-

Positive cash flow should begin.

*Month 42+/-
Convertible notes may convert at a discount to equity based on valuation or offering at the time, subject to the terms of the note.

*Depends on the timing of the completion of the raise.
Perform an Initial public offering.

Month 72+/-
Investors may be able to redeem their investment, subject to the terms of the offering at the time of IPO

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:

No

engaging in the business of securities, insurance or banking?:

No

engaging in savings association or credit union activities?:

No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:

No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:

No

places limitations on the activities, functions or operations of such person?:

No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:

No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:

No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and
2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MadeInUSA.com LLC is offering Common Stock At the maturity of the # year convertible note to MadeInUSA.com Fund One and others.
MadeInUSA.com Fund One is a special purpose vehicle (SPV) formed to be the acquirer of a convertible note offering by MadeInUSA.Com LLC.

Revenue Projections Assumptions:

1. 70% of Americans prefer to buy American-made products.
2. 60% are willing to pay 10% more for US-made products.
3. There are 228 million or 77% of eCommerce users in the USA.
4. 20% total eCommerce penetration.
5. 792 Billion eCommerce market for 2020.
6. The predicted 10% minimum ecommerce growth rate continues.
7. That there will be a minimum of sufficient funds ($2,000,000) raised to complete the development of the platform.
8. The current internet doesn't change.
9. No changes in the economy such as recession or crash.
10. Continued use of the MadeInUSA.com domain
11. Signing up at least 5000 manufacturers and their products.
12. That there is a sufficient number of US-made products still made in the USA.
13. Before launch MadeInUSA.com is able to list 300,000 items.
14. No wars or acts of God will disrupt ecommerce in any way.
15. The Founder and Key staff will remain in employment.
16. There will be no interruptions in business for any reason.
17. The US dollar maintains its current value.

Related Party Transaction Details:
Founder, Don Buckner Sr. has provided 100% of the funds, from his personal finances, to finance MadeInUSA.com LLC and MadeInUSA.com Inc Fund One
He is the CEO and President of all the companies listed here.
He is the sole shareholder of MadeInUSA.com LLC.

He is the sole shareholder of American Manufacturing and Machine Company Inc, the Managing Partner of MadeInUSA.com LLC

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

The previous years financials will post the 4th month of each year, post convertible note conversion.

33. Once posted, the annual report may be found on the issuer's website at:

TBD